Exhibit 99.1

YAMANA GOLD ANNOUNCES THIRD QUARTER 2017 RESULTS AND INCREASES PRODUCTION GUIDANCE FOR ALL METALS

TORONTO, ONTARIO, October 26, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the third quarter 2017. The Company had a strong third quarter, building on the operational results delivered in the first half of the year.

THIRD QUARTER 2017 OVERVIEW

Total production - 257,455 ounces of gold from Yamana's six producing mines (281,315 ounces of gold including attributable production (1) from Brio Gold Inc. ("Brio Gold")). Production from the Company's six producing mines increased by 5% compared to the second quarter of 2017. The Company also produced 1.43 million ounces of silver, representing an increase of 8% compared to the second quarter of 2017, and 37.1 million pounds of copper, representing an increase of 27% compared to the second quarter of 2017.

Costs - Total cost of sales applicable to gold of $999 per ounce ($1,022 per ounce, including Brio Gold); cash costs on a co-product basis (2) of $672 per ounce ($689 per ounce, including Brio Gold); cash costs on a by-product basis (2) of $496 per ounce; all-in sustaining costs (“AISC”) (2) on a co-product basis of $874 per ounce ($905 per ounce, including Brio Gold); and AISC on a by-product basis (2) of $729 per ounce.

Outlook - full year production guidance for the Company’s six producing mines has been increased to 960,000 ounces of gold, 5.0 million ounces of silver and 125.0 million pounds of copper, representing increases since the beginning of the year of 40,000, 260,000 and 5.0 million, respectively. Cost guidance is unchanged as cash costs and AISC for all metals are trending to within previous expectations. For total cost of sales, the Company expects to be within guidance for silver and copper, while gold is expected to be above guidance due to higher depletion, depreciation and amortization.

Net earnings from continuing operations for the three months ended September 30, 2017, was $38.3 million, with $43.5 million or $0.05 per share basic and diluted attributable to Yamana equityholders. The following table presents a Summary of Certain Non-Cash and Other Items Included in Net Earnings.

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	Attributable production includes production commensurate to the Company's interest in Brio Gold, which for the third quarter of 2017 was a weighted average of 55.6% (2016 - 100%).
2.	Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q32017 and in Section 13 of the Company’s third quarter 2017 Management’s Discussion & Analysis, which has been filed on SEDAR.

Summary of Certain Non-Cash and Other Items Included in Net Earnings

(In United States Dollars, per share amounts may not add due to rounding, unaudited)	Three Months Ending Sep 30, 2017		Three Months Ending Sep 30, 2016
	Million $	Per share	Million $	Per share
Non-cash unrealized foreign exchange losses	11.5	0.01	5.4	0.01
Share-based payments/mark-to-market of deferred share units	3.4	-	(1.1)	-
Mark-to-market on derivative contracts	(0.1)	-	6.1	0.01
Mark-to-market on investment and other assets	0.3	-	8.7	0.01
Revision in estimates and liabilities including contingencies	(3.2)	-	1.7	-
Other provisions, write-downs and adjustments	(27.6)	(0.03)	10.6	0.01
Non-cash tax unrealized foreign exchange losses	0.5	-	2.0	-
Income tax effect of adjustments	1.8	-	(14.3)	(0.02)
TOTAL ADJUSTMENTS - increase/(decrease) to net earnings and net earnings per share	(13.4)	(0.01)	19.1	0.02

Note: Net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, would be adjusted by a decrease of $16.1 million (2016 - $nil), while an increase of $2.7 million (2016 - $nil) would adjust the earnings attributable to non-controlling interests.

Metal sales and operating cash flow for the third quarter were derived from revenue from metal sales of $493.4 million. Cash flows from operating activities was $149.8 million and cash flows from operating activities before income taxes paid and net change in working capital (2) was $171.5 million. The net change in working capital was positive $14.0 million, net change in working capital excluding Brio Gold was approximately positive $19.0 million. Net free cash flow (2) was $117.0 million.

Balance sheet as at September 30, 2017, includes cash and cash equivalents of $125.4 million.  Yamana’s cash and cash equivalents, and available credit are $115.7 million and $768.2 million, respectively, for total liquidity to the Company of $883.9 million.

Cerro Moro: The project remains on schedule and budget as construction advanced toward mechanical completion by the end of 2017 and start-up of production in early 2018.

Kirkland Lake: In the third quarter, the Company completed a strategic evaluation of its 50%-owned Kirkland Lake exploration and development assets, and considered among other things the possible sale of 100% of the assets. Following a successful price discovery process, which surfaced values well in excess of what the Company believes the market is ascribing to the jointly owned Kirkland Lake assets, and given recent positive exploration results, the Company with its partner has elected to suspend monetization initiatives and move forward with further studies on the exploration and development opportunities at Kirkland Lake.

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Suruca: Development efforts continue to advance at the Suruca oxides project. However, now with the additional consideration of recent drill results at Suruca Southwest and the Suruca Sulphide deposit (located underneath the oxide deposit), the Company is assessing the synergy of a broader Suruca complex, and expects to complete further studies in this regard in 2018.

Agua Rica:  The project continues to be assessed following the initial studies relating to a smaller scale underground sub-level caving operation that contemplates a fully standalone operation.   A feasibility study relating to the sub-level scenario will follow for completion by either just the Company or, potentially, in conjunction with one or more partners. The Company has retained two financial advisers to advise on strategic alternatives that consider both the underground and open pit development options, with the goal of finding the right third party or partner to advance the project towards development.

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KEY STATISTICS

Key operating and financial statistics for the third quarter 2017 are outlined in the following tables.

Financial Summary (including Brio Gold on a 100% basis unless otherwise indicated)

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2017	2016	2017	2016
Revenue	493.4	464.3	1,325.0	1,303.3
Cost of sales excluding depletion, depreciation and amortization	(279.0)	(261.2)	(778.0)	(744.9)
Depletion, depreciation and amortization	(108.0)	(112.1)	(325.9)	(334.0)
Total cost of sales	(387.0)	(373.3)	(1,103.9)	(1,078.9)
Mine operating earnings	106.4	91.0	221.1	224.4
General and administrative expenses	(28.5)	(24.8)	(79.7)	(70.3)
Exploration and evaluation expenses	(4.9)	(3.8)	(14.2)	(11.9)
Net earnings/(loss) from continuing operations	38.3	(2.1)	(4.5)	64.3
Net earnings/(loss) attributable to Yamana Gold equityholders	43.5	(11.8)	2.5	59.3
Net earnings/(loss) from continuing operations, attributable to Yamana Gold equityholders per share - basic and diluted	0.05	0.00	0.00	0.07
Cash flow generated from continuing operations after changes in non-cash working capital	149.8	178.6	325.7	488.5
Cash flow from operations before changes in non-cash working capital	135.8	173.0	375.8	478.7
Revenue per ounce of gold	1,264	1,327	1,243	1,256
Revenue per ounce of silver	16.64	19.47	16.89	16.94
Revenue per pound of copper	2.43	1.86	2.36	1.89
Average realized gold price per ounce	1,278	1,337	1,256	1,266
Average realized silver price per ounce	16.66	19.53	16.92	17.00
Average realized copper price per pound	2.89	2.14	2.69	2.13

1.	For the three months ended September 30, 2017, the weighted average numbers of shares outstanding, basic and diluted, was 948.254 million basic and 948.830 million diluted.

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Production, Financial and Operating Summary

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
	2017	2016	2017	2016
Gold produced, excluding Brio Gold	257,455	259,505	717,709	740,292
Total attributable gold production	281,315	305,580	814,286	879,476
Total gold production	300,368	305,580	855,385	879,476
Gold sold, excluding Brio Gold	256,359	248,773	710,091	723,184
Gold sold	299,588	296,330	845,691	864,071
Silver produced (millions of ounces)	1.43	1.59	3.83	5.08
Silver sold (millions of ounces)	1.57	1.54	4.04	4.99
Copper produced - Chapada (millions of pounds)	37.1	29.6	92.7	78.7
Copper sold - Chapada (millions of pounds)	36.5	22.1	86.9	70.7

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
Gold	2017	2016	2017	2016
Total cost of sales per ounce sold, excluding Brio Gold	$999	$1,023	$1,045	$1,014
Total cost of sales per ounce sold	$1,022	$1,038	$1,059	$1,011
Co-product cash costs per ounce produced, excluding Brio Gold	$672	$671	$676	$655
Co-product cash costs per ounce produced, attributable	$689	$692	$699	$665
All-in sustaining co-product costs per ounce produced, excluding Brio Gold	$874	$936	$884	$899
All-in sustaining co-product costs per ounce produced, attributable	$905	$965	$913	$905
Silver	2017	2016	2017	2016
Total cost of sales per ounce sold	$14.15	$15.36	$14.41	$13.45
Co-product cash costs per ounce produced	$10.53	$9.79	$10.36	$8.60
All-in sustaining costs per ounce produced, co-product basis	$13.70	$13.79	$13.96	$12.06
Copper	2017	2016	2017	2016
Total cost of sales per copper pound sold	$1.63	$1.91	$1.76	$1.95
Co-product cash costs per pound of copper produced - Chapada	$1.35	$1.60	$1.55	$1.64
All-in sustaining costs per pound of copper produced - Chapada	$1.44	$2.15	$1.77	$2.13

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	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
By-Product Costs	2017	2016	2017	2016
By-product cash costs per gold ounce produced, excluding Brio Gold	$496	$665	$566	$632
All-in sustaining by-product costs per gold ounce produced, excluding Brio Gold	$729	$998	$816	$934
By-product cash costs per silver ounce produced, excluding Brio Gold	$8.64	$9.78	$8.93	$8.31
All-in sustaining by-product costs per silver ounce produced, excluding Brio Gold	$12.24	$14.73	$13.14	$12.39

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
Gold Ounces	2017	2016	2017	2016
Chapada	38,782	28,605	83,274	66,944
El Peñón	44,466	53,875	121,108	164,445
Canadian Malartic (50%)	82,097	76,427	235,988	222,543
Gualcamayo	34,183	42,558	109,274	119,425
Minera Florida	23,089	28,714	66,825	78,637
Jacobina	34,838	29,326	101,240	88,298
Total production, excluding Brio Gold	257,455	259,505	717,709	740,292
Brio Gold (attributable to Yamana)	23,860	46,075	96,577	139,184
TOTAL	281,315	305,580	814,286	879,476

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
Silver Ounces	2017	2016	2017	2016
Chapada	68,280	69,266	181,228	181,424
El Peñón	1,088,921	1,435,986	3,229,915	4,566,466
Minera Florida	274,010	87,274	422,575	334,310
TOTAL	1,431,211	1,592,526	3,833,718	5,082,200

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For a full discussion of Yamana’s operational and financial results, please refer to the Company’s third quarter 2017 Management’s Discussion & Analysis and Financial Statements, which have been filed on SEDAR and are also available on the Company’s website.

THIRD QUARTER 2017 CONFERENCE CALL

The Company will host a conference call and webcast on October 27, 2017 at 9:00 a.m. ET.

Third Quarter 2017 Conference Call Information:

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	1147900

The conference call replay will be available from 12:00 p.m. ET on Friday, October 27, 2017, until 11:59 p.m. ET on Friday, November 10, 2017.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications

416-815-0220

1-888-809-0925

Email: investor@yamana.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Consolidated Annual Financial Statements, which are presented in accordance with IFRS, including the following:

•	co-product cash costs per ounce of gold produced;
•	co-product cash costs per ounce of silver produced;
•	co-product cash costs per pound of copper produced;
•	all-in sustaining co-product costs per ounce of gold produced;
•	all-in sustaining co-product costs per ounce of silver produced;
•	all-in sustaining co-product costs per pound of copper produced;
•	adjusted operating cash flows;
•	net debt;
•	net free cash flow;
•	average realized price per ounce of gold sold;
•	average realized price per ounce of silver sold; and
•	average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.

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CASH COSTS AND ALL-IN SUSTAINING COSTS

By-product and Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations. Cash costs are computed net of by-product sales and on a co-product basis as follows:

•	Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.
o	The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.
•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.
o	Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.
o	The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.
•	Cash costs of copper on a co-product basis - shown on a per pound basis.
o	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

By-product and Co-product AISC

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs or by-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities. Similarly, all-in sustaining by-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold and silver production activities but net of by-product revenue credits from sales of copper and zinc.

The following tables provide a reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Condensed Consolidated Interim Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, co-product AISC of gold produced, co-product AISC of silver produced, co-product AISC of copper produced, by-product cash costs of gold produced, by-product cash costs of silver produced, by-product AISC of gold produced and by-product AISC of silver produced. The tables also present total cost of sales on a per ounce or pound sold, co-product and by-product cash costs and AISC on a per ounce or pound produced basis, as deemed appropriate.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site. Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales in the following reconciliations to co-product and by-product cash costs and co-product and by-product AISC agree to the Condensed Consolidated Interim Financial Statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations in the comparative period. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

Reconciliations of total cost of sales of gold, silver and copper sold to co-product and by-product cash costs and co-product and by-product all-in sustaining costs of gold, silver and copper produced, as well as their respective per ounce/pound sold and per ounce/pound produced, are provided in Section 13: of the MD&A for the three and nine months ended September 30, 2017 and comparable period of 2016 which has been filed on SEDAR.

ADJUSTED OPERATING CASH FLOWS

The Company uses the financial measures “Adjusted Operating Cash Flows", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Adjusted Operating Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance by excluding certain items from cash flows from operating activities. The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before changes in working capital subtracting the impact of advance payments on metal purchase agreement.

Reconciliations of Cash Flow from Operating Activities before Changes in Working Capital from Continuing Operations to Adjusted Operating Cash Flows are provided in Section 5.1: Overview of Financial Results of the MD&A for the three and nine months ended September 30, 2017 and comparable period of 2016, which has been filed on SEDAR.

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NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.

Reconciliations of Total Debt to Net Debt are provided in Section 13: of the MD&A as at September 30, 2017 and September 30, 2016, which has been filed on SEDAR ..

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflow of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.

Reconciliations of Cash Flow from Operating Activities of Continuing Operations to Net Free Cash Flow are provided in Section 13: of the MD&A for the three and nine months ended June 30, 2017 and comparable period of 2016 which has been filed on SEDAR.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.

Reconciliations of revenue per ounce of gold, silver and pound of copper sold to average realized metal prices for the respective metals are provided in Section 14: of the MD&A for the three and nine months ended September 30, 2017 and comparable period of 2016 which has been filed on SEDAR.

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ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following line items and subtotals in the financial statements as contemplated in IAS 1 Presentation of Financial Statements:

•	Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
•	Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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